UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk

(Registrant)

Date	March 26, 2013	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk.

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS 2013

No. 50/PR000/COP-A0070000/2013

Pursuant to Article 11 and Article 13 paragraph 2, Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. herein after abbreviated as PT TELKOM Indonesia, Tbk. (further referred to as the “Company”), herewith announce to the Shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) 2013 on:

Day / Date Time Venue	: : :	Friday, April 19, 2013 08.00 Jakarta Time The Ritz Carlton Jakarta Pacific Place, Ballroom III 4th Floor, Sudirman Central Business District Jl. Jenderal Sudirman Kav.52-53, Jakarta

Those eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on April 3, 2013.

According to the paragraph 5, article 13 of the Company;s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by March 27, 2013.

Invitation for the Shareholder Meeting shall be announced on April 4, 2013.

Bandung, March 20, 2013
PT TELKOM Indonesia, Tbk.

Board of Directors